Great-West Life & Annuity Insurance Company
8515 East Orchard Road
Greenwood Village, Colorado 80111

June 24, 2015
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:    Smart Track II - 5 Year variable annuity
Great-West Life & Annuity Insurance Company (the “Company”)
Registration Statement on Form N-4 (File Nos. 333-203262 and 811-05817)
Request for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, the Company and Variable Annuity-2 Series Account (the “Registrant”) hereby respectfully request the withdrawal of the above-referenced registration statement including all amendments and exhibits thereto (“Registration Statement”) for the Smart Track II - 5 Year variable annuity contract (“Contract”), originally filed with the Securities and Exchange Commission on June 23, 2015 (Accession No. 0000851066-15-000016).

The Registration Statement was filed in error as an initial N-4, rather than as a pre-effective amendment as intended. The Registration Statement was not declared effective. Accordingly, no securities were sold in connection with the offering for which the Registration Statement was filed. The Company and the Registrant believe the withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors.

Accordingly, we respectfully request that Commission issue an order granting the withdrawal of the Registration Statement effective as of the date hereof, or at the earliest practicable date hereafter.

We appreciate your assistance. If you have any questions regarding this matter, please contact the undersigned at (303) 737-0415.

Sincerely,
Great-West Life & Annuity Insurance Company
Variable Annuity-2 Series Account
/s/ Brian Stallworth
Brian Stallworth
Counsel

cc: Patrick F. Scott, Esq.
Senior Counsel, Disclosure Review Office